BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) pursuant CVM Resolution 44/2021, communicates to its shareholders and to the market that, on this date, the Company's Board of Directors unanimously elected Mr. **Artemio Listoni**, Brazilian, technician in farming, divorced, enrolled in the CPF/ME under No. 425.408.959-72, and holder of the identity card RG No. 39.567.331-8 SSP/SP, to the position of Chief Industrial Operations and Logistic Officer, replacing Mr. **Vinicius Guimarães Barbosa**, currently Chief Supply Chain Officer. The Company's procurement area will be managed by Mr. **Miguel de Souza Gularte**, Company's Global Chief Executive Officer. Mr. **Artemio Listoni** takes office on the date hereof and with a term of effective until May 3, 2024, with the term of office unified with the other members of the Executive Board who were elected on May 4, 2022.

Mr. **Artemio Listoni** started his career at former Sadia Alimentos S.A. 1981 until 1995, and returned to the company in 2006 until 2008, and more recently held the position of Director of Operation – South America at **Marfrig Global Foods S.A.** Mr. **Artemio Listoni** has a vast experience in industrial operations of animal protein companies.

BRF will maintain its shareholders and the market informed of any new information on the matters presented in the Announcement to the Market.

São Paulo, January 3rd, 2023.

Fábio Luis Mendes Mariano
Chief Financial and Investor Relations Officer
BRF S.A.